SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                       Multi-Media Tutorial Services, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   625420 40 1
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 19, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 625420 40 1                 13D          Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,168,011
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,168,011
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,168,011
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 625420 40 1                 13D          Page 3 of 6 Pages
------------------------------                ----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                       1,168,011
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8         SHARED VOTING POWER

                                   -0-
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                   1,168,011
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,168,011
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 625420 40 1                 13D          Page 4 of 6 Pages
------------------------------                ----------------------------------


         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

  Item 3 is hereby amended to add the following:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,168,011 Shares of Common Stock owned by Steel Partners II is $72,533. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds, directly from the Company in a private transaction.

  Item 4 is hereby amended and restated in its entirety as follows:

Item 4.           Purpose of Transaction.

                  The  Reporting  Persons  acquired  the  Shares  based  on  the
Reporting Persons' belief that the Shares, acquired as a result of the conversion of a convertible promissory note, represented an attractive investment opportunity. However, in light of recent market conditions, Steel Partners II has decided to dispose of a portion of its Shares. Depending on future market conditions, the Reporting Persons may dispose of additional Shares.

  Items 5(a) and (b) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,913,434 Shares outstanding, which is comprised of 8,813,343 Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, plus 1,600,000 Shares which Steel Partners II received on April 26, 2000 upon the conversion of a convertible promissory note dated June 5, 1997.

                  As of the close of business on June 2, 2000, Steel Partners II beneficially owns 1,168,011 Shares of Common Stock, constituting approximately 11.8% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,168,011 Shares, representing approximately 11.8% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,168,011 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. 10,011 Shares were acquired directly from the Company in a private transaction and

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CUSIP No. 625420 40 1                 13D          Page 5 of 6 Pages
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1,600,000 Shares were acquired upon the conversion of a $100,000 promissory note dated June 5, 1997.

  Item 5(c) is hereby amended to read as follows:

                  (c) Steel Partners II engaged in the following transactions since the filing of the Schedule 13D:


   Shares of Common
         Stock                                                      Date of
   Purchased/(Sold)               Price Per Share                Purchase/Sale
   ----------------               ---------------                -------------
       (25,000)                        .14795                       5/12/00
       (10,000)                        .12000                       5/15/00
       (55,000)                        .09579                       5/18/00
       (10,000)                        .05750                       5/19/00
       (60,000)                        .06083                       5/22/00
      (115,000)                        .08734                       5/23/00
       (50,000)                        .09925                       5/24/00
       (11,500)                        .07886                       5/25/00
       (65,000)                        .10986                       5/26/00
       (15,000)                        .12166                       5/30/00
       (10,000)                        .09025                       5/31/00

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CUSIP No. 625420 40 1                 13D          Page 6 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 5, 2000                   STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By:  /s/ Warren G. Lichtenstein
                                             ----------------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                        WARREN G. LICHTENSTEIN